SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35812; File No. 812-15792

Antares Private Credit Fund, <u>et</u> <u>al</u>.

November 25, 2025.

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Antares Private Credit Fund, Antares Strategic Credit Fund, Antares Strategic Credit Fund II LLC, Antares Capital Credit Advisers LLC, Antares Capital Advisers LLC, Antares Liquid Credit Strategies LLC, Antares Liquidity Solutions LLC, APCF Funding SPV LLC, APCF Masterfund LLC, APCF Equity Holdings LLC, Antares Strategic Credit SPV LLC, A-Star Equity Holdings LLC, ASTII Funding SPV LP, ASTII Master Fund LP, and certain of their affiliated entities as described in Schedule A to the application.

Filing Dates: The application was filed on May 9, 2025, and amended on August 12, 2025, and September 16, 2025.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy

of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on December 22, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Malvika Gupta, Associate General Counsel and Deputy Chief Compliance Officer, Antares Capital LP, at Malvika.Gupta@antares.com; and William Bielefeld and Nadeea Zakaria, Dechert LLP, at william.bielefeld@dechert.com and nadeea.zakaria@dechert.com, respectively.

FOR FURTHER INFORMATION CONTACT: Adam Large, Senior Special Counsel, or Kieran G. Brown, Senior Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended application, filed September 16, 2025, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system.

The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/companysearch.html. You may also call the SEC's

Office of Investor Education and Advocacy at (202) 551– 8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.